Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

November 15, 2010

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the three months ended September 30, 2010 which were prepared in accordance with Canadian generally accepted accounting principles. All amounts in this news release are in Canadian dollars. Kimber’s interim unaudited consolidated financial statements and management’s discussion & analysis for the three months ended September 30, 2010, are available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar.shtml

Kimber’s net loss for the three months ended September 30, 2010 was $621,350 or $0.01 per common share compared with a net loss of $538,465 or $0.01 loss per share for the three months ended September 30, 2009.

Kimber’s shareholders’ equity decreased by $0.53 million during the three months ended September 30, 2010 primarily due to ongoing expenditures. Certain expenditures, mainly related to exploration and technical advancement at Monterde, were capitalized as unproven mineral right interests.

“During the three months ended September 30, 2010 Kimber filed a Preliminary Assessment Technical Report (“PA”) for Monterde which identified a number of opportunities for further enhancing the already attractive economic returns, including potential for expanding and upgrading mineral resources in and around the known deposits,” said Gordon Cummings, President & CEO of Kimber. “Following the very positive results set out in the PA for Monterde, Kimber plans to complete a Pre-Feasibility Study in 2011 and is reviewing drill plans that aim to (1) upgrade inferred mineral resources to the measured and indicated categories, (2) expand mineral resources at depth and along strike at the existing deposits and (3) drill test three new targets with potential to host new discoveries that are located less than three kilometres north of the mineral resources in the Carmen structure.”

Selected information

The following information is for the three months ended September 30, 2010 and 2009:

	For Three months ended
	September 30, 2010	September 30, 2009
Results of operations
Net loss	$(621,350)	$(538,465)
Net loss per share – basic and diluted	$(0.01)	$(0.01)

Net cash used in operations	$(561,790)	$(397,832)
Net cash used in investing activities	$(861,866)	$(725,558)

The following information is as at September 30, 2010 with comparable information at June 30, 2010.

	September 30, 2010	June 30, 2010
Financial position
Cash	$3,136,837	$4,560,493
Current assets	3,722,076	5,046,917
Unproven mineral right interests	43,357,088	42,647,361
Total assets	47,601,632	48,192,238
Current liabilities	482,270	541,627
Total liabilities	482,270	541,627
Shareholder’s equity	47,119,362	47,650,611

Working capital	$3,239,806	$4,505,290

The net losses for Kimber for the three months ended September 30, 2010 and 2009 include non-cash charges for stock-option compensation of $90,101 in 2010 and $52,927 in 2009.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the PA for Monterde represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the Company's ability to upgrade inferred mineral resources to higher categories, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates”, "aim to", "potential", "plans" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the PA, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Compliance with NI 43-101
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project.

This press release contains highlights of information set out in the Kimber Resources news release of June 2, 2010, and a technical report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber filed on SEDAR on July 16, 2010 and subsequently re-filed, with no material changes in content, on September 8, 2010 and on EDGAR on September 10, 2010; for investors to fully understand the information in this press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this press release.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Resource and Reserve Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.